RENN Fund, Inc.

470 Park Avenue South

New York, NY 10016

P 241.891.8294

www.rencapital.com

December 13, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Lisa Larkin

Re:	Request for Acceleration of the Effective Date of RENN Fund, Inc.’s Pre-Effective Amendment No. 2 Under the Securities Act of 1933 and Amendment No. 2 Under the Investment Company Act of 1940 (File Nos. 333-227230 and 811-22299)

Dear Ms. Larkin:

Pursuant to Rule 461 under the Securities Act of 1933, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective Friday, December 14, 2018, or as soon thereafter as practicable.

Very truly yours,

RENN Fund, Inc.

/s/ Jay Kesslen
By: Jay Kesslen
Title: Vice President and Chief Compliance Officer